SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

DOLPHIN DIGITAL MEDIA, INC
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

25688M
(CUSIP Number)

JUSTO L POZO, 700 BILTMORE WAY, APT 1011, CORAL GABLES, FL 33134
(Name, address and telephone number of person authorized to receive notices and communications)

February 18, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 25688M	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Pozo Opportunity Fund II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO - Debt Conversion
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	7	SOLE VOTING POWER	12,656,000
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,656,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4
14	TYPE OF REPORTING PERSON Limited Liability Company - OO

CUSIP No. 25688M	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.   Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.015 par value per share (the “Common Stock”), of Dolphin Digital Media, Inc. (the “Issuer”).  The address of the principal offices of the Issuer is 2151 S Le Jeune Road, Suite 150, Coral Gables, FL 33134.

Item 2.   Identity and Background.

(a) - (c)	This Schedule 13D is being filed by Pozo Opportunity Fund II, LLC (“Pozo”), a Florida limited liability company that owns 13.4% of the existing issued and outstanding common shares of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Reference is made to the Form of Subscription Agreement (the “Subscription Agreement”) and the Form of Convertible Note (the “Convertible Note”), which were filed as Exhibits 10.8 and 10.9, respectively, to the Current Report on Form 8-K filed by Issuer on December 15, 2015.  Pursuant to such Subscription Agreement, on December 7, 2015, the Issuer  issued such Convertible Note to Pozo in the amount of $3,164,000.  The Convertible Note would have become due and payable on December 15, 2016 (the “Maturity Date”) and would have accrued interest on the unpaid principal balance at a rate of ten percent (10%) per annum.

Item 4.   Purpose of Transaction.

The terms of the Convertible Note provided that the outstanding principal amount and all accrued interest of the Convertible Note will mandatorily and automatically convert into shares of common stock of the Issuer, par value $0.015 per share, (the “Common Stock”) upon occurrence of a triggering event, as defined in the Convertible Note.  Pursuant to the terms of the Convertible Note, a triggering event occurred as of February 5, 2016 (the “Mandatory Conversion Date”).  As such, the entire principal amount of the Convertible Note mandatorily and automatically converted into twelve million, six hundred fifty six thousand (12,656,000) shares of Common Stock on such Mandatory Conversion Date.  No accrued interest was outstanding under the Convertible Note.

The Reporting Person did not acquire the commons shares with any plans or intentions relating to the following:

(a)	The acquisition of additional securities of the Issuer or the disposition of securities of the issuer.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer.

(c)	A sale or transfer of a material amount of assets of the Issuer.

(d)
Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation systems of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(j)	Any action similar to those enumerated above.

The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

CUSIP No. 25688M	SCHEDULE 13D	Page 4 of 5 Pages

Item 5.   Interest in Securities of the Issuer.

 (a)– (c) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 12,656,000 shares of Common Stock, constituting 13.4% of the Common Stock outstanding as of February 18, 2016.

Pozo Opportunity Fund II, LLC has the sole power to vote or direct the vote of 12,656,000 shares of common stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.   Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2016	By:	/s/ Justo L Pozo
Justo L Pozo, Manager, Pozo Opportunity Fund II , LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his  signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.  1001)